



CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

DPP HIV 1/2
12345C
Bio-Manguinhos
DPP HIV 1/2
T C
Sample Buffer
DPP SYPHILIS SCREEN & CONFIRM
Sample Buffer

Investor Presentation

August 2009



CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

Forward Looking Statements



DPP HIV 1/2
12345C
Bio-Manguinhos
T C
Sample Buffer
DPP SYPHILIS SCREEN & CONFIRM
Sample Buffer

Statements contained herein that are not historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended. Those statements include statements regarding the intent, belief or current expectations of Chembio and its management. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to, Chembio's ability to obtain additional financing and the demand for Chembio's products. Chembio undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Chembio's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact Chembio's success are more fully disclosed in Chembio's most recent public filings with the U.S. Securities and Exchange Commission



CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment





- Medford, NY – FDA (PMA), USDA and ISO 13.485 certified manufacturer of point of care tests
- Growing base business of rapid tests for HIV marketed in the US and globally based on lateral flow technology
- 24% 5-Year CAGR of Sales – Achieved Profitability Q2-09
  - 108% YTD Increase in Rapid HIV Test Sales
- New Product Pipeline Enabled by Patented DPP® Point of Care Platform

    

Point of Care Single and Multiplex Test Development, Manufacturing, & Licensing



Point of Care Test Market



DPP HIV 1/2
12345C
Bio-Manguinhos
CHEMBIO
DPP HIV 1/2
T C
CHEMBIO
Sample Buffer
DPP SYPHILIS SCREEN & CONFIRM
Sample Buffer
CHEMBIO

- $5B+ 2008 Global Point of Care Test Market
  - 11% Compounded Annual Growth Rate (CAGR)
  - Part of >$38B IVD Market
- Provide Immediate Information
  - Simply, Accurately, Cost Effectively
- Enable Improved Outcomes
  - Earlier Detection, Earlier Treatment
  - Lower Overall Cost of Care



CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

Organization & Management Team



Lawrence Siebert, President
Richard Larkin, CFO
Javan Esfandiari, Sr. VP R&D
Rick Bruce, VP Operations
Tom Ippolito, VP Reg., QA/QC
Sandy Speer, Dir. Client Serv.
Dr. Gary Meller, Director
Katherine Davis, Director

Total Employment Approx. 100



SG&A
7

Ops.
69

R&D
18

Reg. & Clinical
QA & QC
7



Regulatory Approvals Provide Access to Large, Diverse & Global POCT Markets





DPP HIV 1/2
12345C
Bio-Manguinhos
CHEMBIO
DPP HIV 1/2
T C
Sample Buffer
CHEMBIO
DPP SYPHILIS SCREEN & CONFIRM
Sample Buffer
CHEMBIO

U.S. Food and Drug Administration
CENTER FOR BIOLOGICS EVALUATION AND RESEARCH

Two FDA-Approved PMA's



USDA

USDA-Approved Facility & Product Licenses



ISO

ISO Certified for Global Markets



CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

FDA Approved Rapid HIV Tests



DPP HIV 1/2
12345C
Sample Buffer
DPP SYPHILIS SCREEN & CONFIRM

- 108% US Market Revenue Growth YTD
  - Estimated 10-15% Market Share
  - Gains Based Upon Competitive Features & Increasing Adoption of CDC Recommendations for Routine HIV Testing
- Competitive Features
  - CLIA Waived
  - Two Formats
  - 99.7% Sensitivity; 99.9% Specificity
  - Proprietary Formulation Enables 24 Month Stability
  - Strong Marketing Partner



Clearview HIV 1/2 STAT-PAK
Clearview COMPLETE HIV 1/2
Chembio's Lateral Flow Rapid HIV Tests Marketed Exclusively in the USA by Inverness Medical Innovations, Inc.
inverness medical innovations



CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

Chembio's Rapid HIV Tests are Distributed Globally



HIV 1/2 STAT-PAK™
Dipstick Rapid Assay
HIV 1/2 STAT-PAK®
Rapid Assay
A rapid qualitative screening assay for the detection of antibodies to HIV 1 & 2 in human serum, plasma or whole blood
Convenient and Cost Effective
• Ideally suited for field and point-of-care testing
• Minimal sample size (5µl) – fingerstick or venous whole blood, serum or plasma
This product not approved for use in the U.S.
SURE CHECK® HIV
Collect • Process • Analyze
3 in 1
• Sample collection, processing and analysisin one device
• Individually packaged for use as needed
• Fingerstick sample
• Uses only 3µl of whole blood
• On-site results in minutes
• Room temperature storage
DPP® HIV 1/2
DPP® SYPHILIS SCREEN & CONFIRM
Sample Buffer

- Approved for Procurements by UN,WHO, CDC/USAID (PEPFAR)
- Registered/Approved in several countries in South America, Asia, and Africa
- CE Mark Pending



CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

DPP® DUAL PATH PLATFORM

KEY DESIGN AND PERFORMANCE ADVANTAGES vs. LATERAL FLOW



- Independent Sample Flow Path Enables Improved Sensitivity & Use of More Challenging Sample Types
- Improved Multiplexing Facilitated by Direct Binding, Uniform Delivery of Samples
- US Patent #7,189,522. Patent Protection Pending Worldwide



DPP®





Absorbent pad
Control line
Capture line
Nitrocellulose
Backing
Pressure sensitive adhesive
Conjugate pad
Sample pad
Lateral Flow

CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

Products & Pipeline



DPP HIV 1/2
12345C
Bio-Manguinhos
Sample Buffer
DPP SYPHILIS SCREEN & CONFIRM
CHEMBIO

	R&D	Pre-Clinical	Validation	Clinical Testing	Commercial Product(s)	Est. US Mkt Size	# of U.S. Compet.
HIV and Other Lateral Flow Rapid Tests; Contract R&D	CEMI lateral flow product revenues of $5.0 MM @6/30 YTD include $2MM in U.S. rapid HIV tests					$15MM (blood)	1
DPP® Product Pipeline							
3 OEM Products for Brazil MOH					Est. $12MM Min. Purchases 2009-2012	NA	n/a
HIV Oral Fluid						$35 MM (oral fluid)	1
Syphilis Screen & Confirm						$50 MM	0
Hepatitis -C (HCV) & Combo HIV/HCV						$50 MM	0
Influenza						$250 MM	6
Global Health Products					Donor Funded Demand		n/a



DPP® HIV 1/2 Screen Assay



- Designed for Use with Oral Fluid & Blood
- $50MM/5MM Unit US Market Growing 15-20%/Year
- Opportunity to Gain Market Share from Sole Competitor
- US Clinical Trials Commencing Q4 2009





DPP® HIV 1/2
SCREEN ASSAY
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment
A Rapid Qualitative Screening Assay
for the Detection of Antibodies to HIV 1/2 in
Oral Fluids, Whole Blood (Venous or Finger-stick),
Serum or Plasma
Running Buffer
Sample Buffer
Oral Fluid Swab
Sample Loop
2
Buffer
DPP® HIV 1/2
Oral Fluid, Blood, Serum, Plasma
T C
ID
1
Sample + Buffer
CHEMBIO

CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

DPP® Syphilis Screen & Confirm



- First POCT for Syphilis in US Developed with US CDC
- Comparable to US HIV Market Dynamic
- FDA Pre-IDE Submission Q3 to Confirm Clinical Plan for 510(K)
- Better Indication of Active Syphilis Disease
- Enables Confirmation & Treatment at POC





DPP® SYPHILIS
SCREEN & CONFIRM
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment
The Only Assay to Detect Both Disease Markers Simply at the Point of Care
A rapid assay for the detection of non-treponemal and treponemal antibodies to syphilis in whole blood (venous or fingerstick), serum or plasma
FDA Clearance & CLIA waiver anticipated 2010
No Return Visits for 2nd Test Needed
Enables treatment at Point of Care
Optional Portable Reader Available
DPP® SYPHILIS
SCREEN & CONFIRM
2
Buffer
1 Trep
2 Non-trep
C
ID
1
Sample + Buffer
CHEMBIO





CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

Hepatitis-C (HCV)



DPP® HIV 1/2
12345C
Sample
Buffer
DPP® SYPHILIS SCREEN & CONFIRM

- Estimated 3MM Infections in US
  - Only 22% Diagnosed
  - 25% Co-infection with HIV
  - Major Cause of Liver Disease
  - New therapeutics from Vertex, etc. will drive demand for Dx
- No Point of Care Test in US
- Chembio Participating in Pre-Clinical CDC Study





DPP® HCV & HIV 1/2
Oral Fluid, Blood, Serum, Plasma
2
Buffer
1 2 C
HCV HIV
ID
DPP® HCV
Oral Fluid, Blood, Serum, Plasma
2
Buffer
T C
ID
1
Sample + Buffer
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.

CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

INFLUENZA

ANTIGEN & IMMUNITY TESTS



- Current Lateral Flow Rapid Tests Need Improvement
- Initial Data Show Improved Performance with DPP®
- Multiplex Immune Status Serology Test Project with CDC





DPP® FLU A/B
2
Buffer
1 FLU A
2 FLU B
C
ID
1
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
DPP® FLU
H5N1/H3N2/H13N9
Immuno-Status
Antibody Assay
2
Buffer
1 H13N9
2 H3N2
3 H5N1
C
ID
1
Sample + Buffer
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.

DPP® Global Health Products





DPP HIV 1/2
12345C
Bio-Manguinhos
CHEMBIO
DPP HIV 1/2
T C
Sample
Buffer
DPP SYPHILIS
SCREEN & CONFIRM
Sample
Buffer
CHEMBIO

- Five Band POC Confirmatory Test Being Launched in Brazil
- Three Year $3MM NIH SBIR Phase II Grant for Human Leptospirosis

2
Tampão
DPP HIV 1/2
12345C
ID
1
Amostra
+
Tampão
Bio-Manguinhos
CHEMBIO

DPP® Point of Care Test	Collaborating Organization
Tuberculosis	FIND
Malaria	FIND
HIV 1/2 Confirmatory Test	FIOCRUZ
Neglected Diseases: Leishmaniasis, Chagas, Leptospirosis, Leprosy	IDRI, NIH, FIOCRUZ



CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

Portable Readers with DPP®


DPP HIV 1/2
12345C
Bio-Manguinhos
CHEMBIO
DPP HIV 1/2
T C
Sample
Buffer
CHEMBIO
DPP SYPHILIS
SCREEN & CONFIRM
Sample
Buffer
CHEMBIO

- Hand Held & Desktop Models
- Sharper Test Results with DPP® improve reader performance
- Eliminates Interpretation Errors
- Multiplex Test Results recorded and printed
- USB connection for Data export. A/C and Rechargeable Battery Power


INSERT DEVICE
CHEMBIO


DPP™ Reader
T1 POS
T2 NEG
Reflectance
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
T1 POS
T2 POS
T1 POS
T2 NEG
T1 NEG
T2 POS
T1 NEG
T2 NEG
TEST
INVALID

CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

Specialty Veterinary Products


DPP HIV 1/2
12345C
Bio-Manguinhos
DPP HIV 1/2
Sample Buffer
DPP SYPHILIS SCREEN & CONFIRM
Sample Buffer
CHEMBIO

- Companion Animals
  - Canine Leishmaniasis - Brazil
- Research Laboratory Applications
- Veterinary TB
  - Two USDA Approved
  - Cervid TB Pending USDA Approval


VetTB STAT-PAK™
A family of tests for the rapid and accurate detection of TB
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment
CervidTB STAT-PAK® Assay*
Accurate Detection of Tuberculosis (TB) in Cervids in < 20 Minutes
Use Chembio's CervidTB STAT-PAK, a rapid and convenient animal side test for the detection of TB antibodies
Chembio's CervidTB STAT-PAK; a significant improvement in cervid TB testing
Rapid and Reliable Results
Easy Testing and Early Detection
Convenient and Cost Effective Process
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

CHEMBIO DIAGNOSTIC SYSTEMS, INC. Rapid Tests for Earlier Treatment

Selected Comparative Historical Financial Results


DPP HIV 1/2
12345C
Bio-Manguinhos
CHEMBIO
DPP HIV 1/2
T C
Sample Buffer
DPP SYPHILIS SCREEN & CONFIRM
Sample Buffer
CHEMBIO

	For the Years Ended			
$(000s)	2008	2007	2006	2005
Total Revenues	$ 11,050	$ 9,231	$ 6,503	$ 3,941
Cost of sales	7,198	6,435	4,894	2,996
Gross Profit	3,852	2,796	1,609	945
	34.9%	30.3%	24.7%	24.0%
R&D Expense	2,605	1,907	1,402	1,365
SG&A Expense	3,317	3,765	4,787	2,878
Operating Income (Loss)	(2,071)	(2,876)	(4,580)	(3,298)
Other Inc. (Expense)	122	249	(415)	46
Net Income (Loss)	(1,949)	(2,627)	(4,995)	(3,252)
Pref. Stock Expenses	-	5,645	3,210	3,517
Net Income (Loss)	$ (1,949)	$ (8,272)	$ (8,205)	$ (6,769)
Net Income (Loss)/Share	$ (0.032)	$ (0.566)	$ (0.797)	$ (0.879)
Avg. No. Shares (MM))	61.267	14.608	10.293	7.705
Working capital	$ 1,664	$ 3,229	$ 5,113	$ 4,708
Total assets	5,915	6,585	7,907	7,075
Total liabilities	3,338	2,322	2,297	1,964
Equity (Deficit)	2,577	4,263	(940)	1,053

CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

Selected Comparative Historical Financial Results



DPP HIV 1/2
12345C
Bio-Manguinhos
CHEMBIO
DPP HIV 1/2
T C
Sample Buffer
DPP SYPHILIS SCREEN & CONFIRM
Sample Buffer
CHEMBIO

	Three Mos Ended		Six Mos Ended	
$(000s)	Jun-09	Jun-08	Jun-09	Jun-08
Total Revenues	$ 3,374	$ 2,718	$ 5,919	$ 5,083
Cost of sales	2,012	1,706	3,558	3,238
Gross Profit	1,362	1,012	2,361	1,845
	40.4%	37.2%	39.9%	36.3%
R&D Expense	703	567	1,350	1,194
SG&A Expense	542	810	1,218	1,828
Operating Income (Loss)	117	(365)	(208)	(1,177)
Other Inc. (Expense)	(7)	2	(7)	16
Pref. Stock Expenses	-	-	-	-
Net Income (Loss)	$ 110	$ (363)	$ (215)	$ (1,161)
Net Income (Loss)/Share	$ 0.002	$ (0.006)	$ (0.003)	$ (0.019)
Avg. No. Shares (MM))	61.945	60.616	61.945	60.577
Working capital	$ 1,601	$ 1,827	$ 1,601	$ 1,827
Total assets	6,167	6,219	6,167	6,219
Total liabilities	3,714	2,894	3,714	2,894
Equity (Deficit)	2,453	3,325	2,453	3,325

CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

Selected Balance Sheet Data



DPP HIV 1/2
12345C
Bio-Manguinhos
DPP HIV 1/2
T C
Sample Buffer
DPP SYPHILIS SCREEN & CONFIRM
Sample Buffer

($000s)

Balance Sheet Data	June '09	Dec. '08
Cash	1,859	1,212
Accts. Receivable	611	809
Inventories	1,653	1,819
Other Current Assets	247	225
Total Current Assets	4,370	4,066
Net Fixed Assets	704	881
Other Assets	1,093	968
Total Assets	6,167	5,915
Total Current Liab.	2,769	2,402
Total Other Liab.	945	936
Total Liabilities	3,714	3,338
Total Equity	2,453	2,577
Total Liabilities & Shareholders Equity	$ 6,167	$ 5,915



CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

Selected Share Data



DPP HIV 1/2
12345C
Bio-Manguinhos
Sample Buffer
DPP SYPHILIS SCREEN & CONFIRM
Sample Buffer

Ticker Symbol	CEMI
Price 8/14/09	$0.16
52 Week High	$0.23
52 Week Low	$0.08
Outstanding Shares	61.9MM
Market Capitalization	9.9MM
Fully Diluted Shares	66.9MM
Management Holding	8.8MM
Average Volume (3 Mos)	52,803



CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment





DPP HIV 1/2
12345C
Bio-Manguinhos
DPP HIV 1/2
T C
Sample Buffer
CHEMBIO
DPP SYPHILIS SCREEN & CONFIRM
Sample Buffer
CHEMBIO

CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

www.chembio.com



CHEMBIO DIAGNOSTIC SYSTEMS, INC. Rapid Tests for Earlier Treatment